

2025 Form NRSRO Exhibit 6

FitchRatings

Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings

1. Fitch is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. Fitch is paid by entities to determine credit ratings with respect to obligations of third parties where such entities may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by Fitch.

3. Fitch is paid by obligors to determine credit ratings of obligors.

4. Fitch and/or its affiliates are paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid Fitch to determine a credit rating.

5. Fitch and/or its affiliates are paid by persons for subscriptions to receive or access the credit ratings of Fitch and/or for other services offered by Fitch where such persons may use the credit ratings of Fitch to comply with, and obtain benefits or relief under, statutes and regulations relating to permitted investments and capital adequacy including those using the terms “nationally recognized statistical rating organization.”

6. Fitch and/or its affiliates are paid by persons for subscriptions to receive or access the credit ratings of Fitch and/or for other services offered by Fitch and or its affiliates where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by Fitch.

7. Fitch allows persons within the organization to: (i) directly own securities or money market instruments of, or have other direct ownership interest in, obligors or issuers subject to a credit rating determined by Fitch, and (ii) have business and other relationships (including arms-length ordinary course business relationships) with obligors or issuers subject to a credit rating determined by Fitch or persons otherwise obtaining a credit rating from Fitch, and with directors, officers, executives and other personnel of such organizations.

8. Fitch’s parent company, the Hearst Corporation, may have significant equity participations in (5% or greater), or board memberships of obligors or issuers rated by Fitch; provided, however, Fitch and its credit rating affiliates may not rate an entity directly or indirectly controlling, controlled by, or under common control with Fitch and its credit rating affiliates.

9. Because of a restriction on foreign ownership and historic shareholdings, Fitch permits certain international Fitch affiliates to rate entities that hold equity interests in those Fitch affiliates, provided, however, that Fitch and its credit rating affiliates may not rate an entity directly or indirectly controlling, controlled by, or under common control with Fitch and its credit rating affiliates.

10. Fitch issues and maintains credit ratings for securities or money market instruments issued by asset pools or as part of asset-backed securities transactions that are paid for by the issuer, sponsor, or underwriter of the securities or money market instruments.

11. Fitch has non-credit ratings affiliates that (i) provide (a) training and apprenticeship services and (b) loan data agent services, (ii) sell subscriptions to ratings feeds, financial data, credit research and leveraged finance, distressed debt, country risk and industry analysis to issuers and other market participants who may be users of Fitch’s ratings and (iii) issue and maintain



environmental, social and governance (ESG) ratings on issuers and securities. Fitch may maintain credit ratings on some of these issuers and securities.

12. Fitch allows its non-executive board members to serve as board members of entities rated by Fitch.

13. Fitch analysts who make rating recommendations and participate in rating committees may also conduct research and write research reports. These reports may include discussion of one or more issuers or securities that Fitch rates and other issues relevant to the credit markets. Fitch's affiliate, Fitch Solutions, may earn revenue from selling subscriptions that include these research reports.

14. Fitch and/or its affiliates (i) borrow money and have other banking relationships with commercial banks, and (ii) engage from time to time underwriters, commercial banks and investment banks in connection with mergers and acquisition activities, dispositions, joint ventures and/or the issuance by Fitch and /or its affiliates of debt or other securities. Fitch also purchases goods and services, jointly hosts conferences and has other commercial relationships with a variety of vendors. The entities with which Fitch has such business relationships may be entities about which, or to which, Fitch assigns credit ratings.